

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 23, 2009

Mr. Ray L. Unruh
President, Secretary and Acting Chief Financial Officer
Mesa Energy Holdings, Inc.
5520 Spring Valley Road, Suite 525
Dallas, TX 75254

> **Re: Mesa Energy Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 3, 2009**
> **File No. 333-149338**

Dear Mr. Unruh:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief